Exhibit 4.16

Ref: COM/P/2011/007

Date: 2011/6/23

Attn: Spreadtrum Communication Inc

Dear Sirs,

Re:	Term Loan Facility of HKD109,200,000.-
Security:	Irrevocable Standby Letters of Credit issued by Wing Lung Bank Shenzhen Branch

With reference to your application for the captioned Facility to be secured by Irrevocable Standby Letters of Credit to be issued by Wing Lung Bank Shenzhen Branch in favour of our Bank to secure repayment of credit facilities to be granted by our Bank to your Company, we are pleased to offer to your Company a term loan facility up to HKD109,200,000.-, subject to the terms and conditions as set out in this Facility Letter.

In this Facility Letter:-

“Assets” includes present and future properties, revenues and rights of every description;

“Business Day” means a day (other than a Saturday) on which banks are open for general business in Macau

“Exchange Rate” means the rate for converting one currency into another currency which the Lender determines to be prevailing in the relevant foreign exchange market at the relevant time, such determination to be conclusive and binding on the Borrower.

Unless a contrary indication appears, a reference in this Facility Letter to:-

a.	a person includes an individual, a company or body unincorporated and its successors and assigns;
b.	any document includes a reference to that document as amended, varied, supplemented, replaced or restated from time to time;
c.	a provision of law is reference to that provision as amended or re-enacted; and
d.	a Clause is reference to a clause of this Facility Letter.

If there is any conflict between this Facility Letter and other preceding documents related to the Facility, this Facility Letter shall prevail.

The obligations and liabilities of the Borrower to the Lender include all its past, present and future, actual and contingent obligations and liabilities to the Lender, whether incurred alone or jointly with another.

Borrower:	Spreadtrum Communication Inc.
Lender:	Wing Lung Bank Limited Macau Branch.
Facility:	Term Loan Facility with the maximum amount not exceeding HKD109,200,000-;
and
The maximum Facility limit shall be the lower of HKD109,200,000.- or the amount calculated by reference to the aggregate amount of the Irrevocable Standby Letter(s) of Credit (the “Standby LC”) as mentioned in “Securities” clause.
Purpose:	WORKING CAPITAL.

Securities:	Irrevocable Standby Letter(s) of Credit for an aggregate amount of not less than HKD109,200,000.- issued by Wing Lung Bank Shenzhen Branch in favour of the Lender. In the event of the said aggregate amount being less than HKD109,200,000.-, the maximum Facility limit shall be the amount calculated by reference to the aggregate amount of the Standby LC.
Availability & Drawdown:	Subject to receipt by the Lender of the satisfactory legal documentation and fulfillment of all Conditions Precedent as hereinafter mentioned, the Facility will be available for multiple drawdowns on or before two months, subject to 3 Business Days’ prior written notice given by the Borrower.
Final Maturity Date:	One year from the respectively drawdown date and the date falling on 10 Business Days prior to the expiry date of the corresponding Standby LC, whichever is earlier, unless extended by the Lender upon its annual review, subject always to the Lender’s right to demand repayment at any time by notice to the Borrower.
Interest Rate:	Interest Margin plus HIBOR for the relevant Interest Period.
HIBOR (Hong Kong Interbank Offered Rate) shall be determined by the Lender by reference to the Reuters HIBOR page (or its replacement) as of 11:00 a.m. (Hong Kong Time) two Business Days before the relevant drawdown or rollover date. If no such rate is available, HIBOR shall be the Lender’s cost of funds as conclusively determined by it.
If the actual cost of the Lender in funding the relevant loan for the relevant Interest Period exceeds HIBOR, then the Lender may by notice to the Borrower renegotiate the rate of interest for the affected Interest Period for a period not exceeding 30 days. If no agreement is reached between the Borrower and the Lender by the end of the 30 days period, then the rate of interest for that Interest Period shall be the rate representing the actual cost of the Lender in funding that Loan for that Interest Period (expressed as a per annum rate) from a reasonable source of funds plus the interest margin.
Interest Margin:	3M HIBOR+2% per annum.
Interest Period:	Three month(s) as specified by the Borrower in each drawdown or rollover notice, provided that the selection or nomination of the length of an Interest Period shall be subject to availability of funds in the Hong Kong Interbank market. No Interest Period shall extend beyond the Final Maturity Date, and if any Interest Period would extend beyond the Final Maturity Date, it shall be end on the Final Maturity Date.
Interest Calculation:	The rate of interest applicable to each advance or the relevant part thereof for each Interest Period shall be the rate per annum determined by the Lender to be the aggregate of HIBOR for that Interest Period plus the Interest Margin. Interest shall accrue from day to day, shall be calculated on the basis of the actual number of days elapsed and a 365 day year, including the first day of the period during which it accrues but excluding the last, and shall be repaid in arrears on the last day of each Interest Period.

Interest & Fee Payments:	Any payment which is due to be made by the Borrower on a day which is not a Business Day shall instead be due on the next Business Day in the same calendar month and, if none, on the immediately preceding Business Day. Fees shall be levied and payable as set out herein. Once paid, such fees shall not be refundable under any circumstances.
Repayment:	All amounts outstanding under the Facility shall be repaid in full on the corresponding Final Maturity Date.
Payments:	The Borrower shall repay all advances, interest thereon and other sum due under the Facility in the currency in which the relevant sum is denominated under the Facility. Payment in any other currency will only discharge the Borrower to the extent of the net amount of the Facility currency which the Lender can purchase with the amount of such other currency. The Borrower shall be liable for any shortfall if the converted currency is less than the outstanding liability.
Any monies paid to the Lender in respect of the Borrower’s obligations and liabilities may be applied in or towards satisfaction of the same or placed to the credit of suspense account with a view to preserving the Lender’s rights to prove for the whole of the Borrower’s outstanding obligations and liabilities.
If any payments paid to the Lender in respect of the Borrower’s obligations are required to be repaid by virtue of any law relating to insolvency, bankruptcy or liquidation or for any other reason, the Lender shall be entitled to recover such sums from the Borrower as if such monies had not been paid.
No payment to the Lender pursuant to any judgment, court order or otherwise shall discharge the obligations of the Borrower in respect of which it was made unless and until payment in full has been received.
Prepayment:	The Borrower is allowed to prepay the Facility in full or in part on any interest payment date without penalty subject to minimum amount of HKD15,600,000 and 30 days’ prior written notice given by the Borrower. Amounts prepaid under the Facility cannot be reborrowed. If prepayment is on a date other than an interest payment date, the Borrower shall pay all break funding costs to the Lenders, if any.
Conditions Precedent:	The Facility will be available for drawing upon and subject to the terms and conditions contained in this Facility Letter and after the Lender have received the fees mentioned herein and the following documents in form and substance satisfactory to the Lender:
1. this Facility Letter duly signed and accepted by the Borrower;

    2.

certified true copies of resolutions of the board of directors of the Borrower approving the borrowing on the terms of this Facility Letter and authorizing a person or persons to execute the legal documentations, the notice of drawings and any other notices or documents required in connection herewith;

3. the Irrevocable Standby Letter(s) of Credit as mentioned in the “Securities” Clause;

4. such other documents relating to any of the matters contemplated herein as may be deemed usual and necessary by the Lender.
Representations & Warranties:	The Borrower represents and warrants to the Lender that:-
1. all the data, information provided and all the documents submitted or to be submitted to the Lender are / shall be complete, true and accurate;
2. it is a company duly incorporated with limited liability and validly existing under the laws of the Cayman Islands and has full power to carry on its business as it is now being conducted;

    3.

it has corporate power and authority and the legal capacity to borrow the Facility and to give security therefor and to perform and comply with all its obligations hereunder, and that such obligations rank at least pari passu in all respects with its other present and future unsecured and unsubordinated obligations except those mandatory preferred by law; and

    4.

its acceptance of this Facility Letter and the execution, delivery and performance of this Facility Letter have been duly authorized by all necessary corporate action of the Borrower under all applicable laws and regulations of Hong Kong and all necessary licenses, consents, authorization and approvals (if any) required have been duly obtained, and this Facility Letter constitutes valid and legal binding obligations of the Borrower in accordance with the terms and conditions stated herein.

The Borrower repeats these warranties until the Facility are fully repaid and the Lender is under no further obligations under this Facility Letter.
Covenants and Undertakings:	1. The Borrower undertakes to provide any other documents as may reasonably be requested by the Lender from time to time and immediately inform the Lender of:

    i.

the Borrower and Spreadtrum Communications (Shanghai) Co., Ltd. shall not change the shareholdings throughout the life of the Facility, except with prior written approval of the Lender. All securities, agreements, obligations given or undertaken by the Borrower shall continue to be valid and binding notwithstanding any change in the constitution of the Borrower, by amalgamation, consolidation, reconstruction or otherwise.

ii. any substantial change to the general nature of the Borrower’s existing business;
iii. any changes of information provided to the Lender;
iv. any other material adverse changes affecting itself, its holding company, its and their subsidiaries and affiliates; and
v. any difficulty the Borrower may have in repaying or servicing outstanding interest and/or principal.

2.

The Borrower ensures that the proceeds of any drawing will not be transferred to any account maintained by it or any person or corporation with any branch or office of any financial institution in the People’s Republic of China.

3.

The Borrower warrants that there will be no change in its shareholders or their respective shareholdings without the prior written consent of the Lender throughout the life of the Facility. All securities, agreements, obligations given or undertaken by the Borrower shall continue to be valid and binding notwithstanding any change in the constitution of the Borrower, by amalgamation, consolidation, reconstruction or otherwise.

4.

The Borrower shall deliver certified copies of its audited accounts to the Lender within 180 days after each financial year end, together with a certificate signed by directors in compliance with all the terms and conditions.

Default Interest:	The Lender reserve the right to collect default interest on any sum (whether principal or interest) overdue and not paid under the Facility at the aggregate of 4% p.a., HIBOR for that Interest Period and the Interest Margin.
The obligations of the Borrower to pay default interest on overdue amounts shall continue until all sums owing by the Borrower to the Lender have been paid in full. Default interest shall be calculated on the basis of the actual number of days elapsed and a 365-day year or according to the market practice for calculation of other currencies.
Events of Default:	Each of the following shall be an Event of Default:-
1. if the Borrower fails to pay any amount payable under the Facility Letter or the Facility at the time, in the currency and in the manner stipulated in this Facility Letter; or

    2.

if the Borrower defaults or receives notice of default under any agreement or obligation relating to borrowing or any indebtedness of the Borrower becomes payable before its original due date or is not paid when due; or

3. if any certificate, representation, warranty or statement given or made by the Borrower hereunder, is or proves to have been untrue or incorrect in any material respect; or
4. if the Borrower fails to perform or comply with any one or more of the terms and conditions of the Facility Letter; or

    5.

any consent, authorisation, licence or approval of, or registration with or declaration to, governmental or public bodies or authorities or courts required by the Borrower to authorise, or required by the Borrower in connection with, the execution, delivery, validity, enforceability or admissibility in evidence of this Facility Letter or the performance by the Borrower of its obligations under this Facility Letter is modified in a manner unacceptable to the Lender or is not granted or is revoked or terminated or expires and is not renewed or otherwise ceases to be in full force and effect; or

    6.

a creditor attaches or takes possession of, or a distress, execution, sequestration or other process is levied or enforced upon or sued out against, any of the undertakings, assets, rights or revenues of the Borrower or any of its subsidiaries or its holding company and is not discharged within seven (7) days; or

    7.

the Borrower or any of its subsidiaries or its holding company suspends payment of its debts or is unable or admits inability to pay its debts as they fall due or commences negotiations with one or more of its creditors with a view to the general readjustment or rescheduling of all or part of its indebtedness or proposes or enters into any composition or other arrangement for the benefit of its creditors generally or any class of creditors or any proceedings are commenced in relation to the Borrower or any of its subsidiaries or its holding company under any law, regulation or procedure relating to reconstruction or readjustment of debts; or

    8.

the Borrower or any of its subsidiaries or its holding company takes any action or any legal proceedings are started or other steps taken for (i) the Borrower or any of its subsidiaries or its holding company to be adjudicated or found bankrupt or insolvent, (ii) the winding-up or dissolution of the Borrower or any of its subsidiaries or its holding company or (iii) the appointment of a liquidator, administrator, trustee, receiver or similar officer of the Borrower or any of its subsidiaries or its holding company or of the whole or any part of their respective undertakings, assets, rights or revenues, save for those such proceedings instituted by a third party against the Borrower or any of its subsidiaries or its holding company which are adjudged frivolous, vexatious or an abuse of process; or

    9.

any event occurs or proceeding is taken with respect to the Borrower or any of its subsidiaries or its holding company in any jurisdiction to which it is subject which has an effect equivalent or similar to any of the events mentioned in paragraphs 6 to 8 of this Events of Default clause; or

10. the Borrower or any of its subsidiaries or its holding company suspends or ceases or threatens to suspend or cease to carry on its business; or
11. it becomes unlawful at any time for the Borrower to perform all or any of its obligations under this Facility Letter; or

    12.

all or a material part of the undertakings, assets, rights or revenues of, or shares or other ownership interests in, the Borrower or any of its subsidiaries are seized, nationalised, expropriated or compulsorily acquired by or under the authority of any government; or

13. the Borrower repudiates this Facility Letter or does or causes or permits to be done any act or thing evidencing an intention to repudiate this Facility Letter; or

    14.

there occurs, in the opinion of the Lender, a material adverse change in the financial condition of the Borrower or any of its subsidiaries by reference to the financial statements referred to in paragraph 4 of the Covenants and Undertakings clause; or

    15.

any other event occurs or circumstance arises which, in the reasonable opinion of the Lender, is likely to have material adverse effect on the ability of the Borrower to perform all or any of its obligations under, or otherwise to comply with the terms of, this Facility Letter; or

16. the Borrower ceases to be under the control of the existing shareholders and the management of the existing management team; or
17. the obligations of the Standby L/C Issuer under the Standby L/C become invalid, ineffective or unenforceable for any reason.
The Lender may at any time after the occurrence of an Event of Default by notice in writing to the Borrower (i) declare that all the undrawn amount of the Facility shall be immediately cancelled, whereupon the same shall be immediately cancelled, and/or the loans and all interest thereon, and all other sums payable hereunder have become immediately due and payable, whereupon the same shall become immediately due and payable and shall immediately be repaid or paid to the Lender; and/or (ii) take any action, exercise any other right or pursue any other remedy conferred by the Standby L/C or other security or by applicable law or regulation or otherwise as a consequence of such Event of Default.
Costs and Expenses:	The Borrower shall on demand pay to the Lender and indemnify the Lender against all costs, charges and expenses, including without limitation to legal expenses on an indemnity basis, stamp or other duties incurred by the Lender in connection with the performance, perfection, enforcement or preservation of rights under this Facility Letter or any security provided by the Borrower or any third party in respect of the Borrower’s obligations to the Lender, including without limitation to exercising or enforcing any right against the Borrower.
These costs and expenses are payable by the Borrower notwithstanding that the Borrower’s applications for the banking facilities are not accepted or the banking facilities are cancelled, modified or withdrawn at any time before completion of the relevant transaction.
Indemnities:	The Borrower shall indemnify the Lender and keep the Lender indemnified against all claims, demands, actions, liabilities, damages, costs, loses and expenses or other consequences which may arise or result from providing the Facility to the Borrower. The Borrower shall, upon request by the Lender, forthwith appear and defend at its own costs and expenses any action which may be brought against the Lender in connection with the Facility provided by the Lender to the Borrower.

Taxes and other Deductions:	No Deductions or Withholdings
All sums payable by the Borrower shall be paid in full without any set-off or counterclaim or any restriction or condition and free and clear of any tax or other deductions or withholdings of any nature. If the Borrower or any other person is required by any law or regulation to make any deduction or withholding (on account of tax or otherwise) from any payment for the account of the Lender, the Borrower shall, together with such payment, pay such additional amount as will ensure that the Lender receives (free and clear of any tax or other deductions or withholdings) the full amount which it would have received if no such deduction or withholding had been required. The Borrower shall promptly forward to the Lender copies of official receipts or other evidence showing that the full amount of any such deduction or withholding has been paid over to the relevant taxation or other authority.
Increased Cost:	If the introduction of any law, directive or requirement or any change in their interpretation or application in the opinion of the Lender directly or indirectly increases the cost to it of maintaining the Facility or funding any advance, or reduces any payment to it in respect of the advances, or obliges it to make any payment in respect of the advances, the Borrower shall pay to the Lender such additional amounts as the Lender certifies to be necessary to compensate it for such increased cost, reduction or payment.
Set-Off:	The Lender may, at any time and without notice, combine or consolidate all the Borrower’s accounts with the Lender, its holding company or subsidiaries or associated companies and apply any credit balance to which the Borrower is entitled in or towards satisfaction of any obligation and liabilities (whether or not matured, actual, future, contingent, unliquidated or unascertained) owed by the Borrower to the Lender, regardless of the currency, the place of payment or the office through which the Lender is acting.
For this purpose, the Lender is authorized to purchase, at the Exchange Rate, such other currencies as may be necessary to effect such application with the monies standing to the credit of such accounts. The Borrower shall be liable for any shortfall if the converted currency is less than the outstanding liability.
If any of the Borrower’s obligations and liabilities owed to the Lender is unliquidated or unascertained, the Lender may set off an amount estimated by it in good faith to be the amount of that obligation.
Authorization:	The Borrower hereby authorizes the Lender to appoint any other person (including correspondent, agent or third party contractor) in relation to the banking facilities or services and the Lender may delegate any of its powers in this Facility Letter to such person.
To secure due performance of obligations by the Borrower under this Facility Letter, the Borrower irrevocably and unconditionally authorizes the Lender to be the Borrower’s true and lawful attorney (with full power of delegation and substitution) to execute, sign and do all documents, acts and things (in the name of the Borrower or otherwise) for carrying out any of the Borrower’s obligations or for exercising the Lender’s rights under this Facility Letter.

The Borrower irrevocably authorizes the Lender to debit any of its accounts maintained with the Lender for any sum due or owing to the Bank.
Evidence and Calculation:	Any certificate, notice of confirmation of a contract or determination by the Lender of a rate, amount or particulars of the relevant contract under this Facility Letter is, in the absence of manifest error, conclusive of the matters to which it relates.
Limitation on Liabilities:	The Lender, its agent and correspondent shall not be liable to the Borrower for any action taken or not taken by them unless directly caused by their negligence or misconduct. Notwithstanding that the Borrower may have given instructions to the contrary, the Lender shall not be liable to the Borrower for any loss or damage which may have caused by the Lender acting in accordance with applicable laws, regulations or rules or with the terms and conditions of the Lender’s agreements with other financial institutions regarding the business dealings with those institutions.
Severability:	If any provision of this Facility Letter is or become illegal, invalid or unenforceable in any jurisdiction, that shall not affect the legality, validity or enforceability of any other provision of this Facility Letter or the legality, validity or enforceability of such provision in any other jurisdiction.
Variation:	The Lender may, at its absolute discretion, by notice to the Borrower vary, amend or supplement any of the terms of this Facility Letter. Such variation, amendments or supplement shall take effect on the date of the notice setting out details of such variation, amendment or supplement or, if later, the date specified in the notice.
Assignment:	The Borrower may not assign or transfer all or any of its rights, benefits or obligations under or referred to in this Facility Letter.
Transfers and Assignments by Lender:	The Lender may assign or transfer their rights and obligations to other financial institutions without prior consent of the Borrower. The Lender may enter into sub-participations.
Notices:	1. Any notice given by the Lender to the Borrower shall be deemed to have been received:-
i. if delivered personally, at time of delivery;
ii. if sent by post, two or seven working days after posting to an address in Hong Kong or overseas respectively; and
iii. if by facsimile or e-mail, when confirmed by an activity report confirming the facsimile number or e-mail address to which such notice was successfully sent.
2. The address, facsimile number and/or e-mail address of the Borrower are those set out in this Facility Letter or those last known to the Bank.
3. Any notice by the Borrower to the Lender shall be deemed to have been given only on actual receipt.

Disclosure:	The Lender may disclose to:
1. any of its holding company or subsidiary or any other subsidiary of the holding company;
2. its head office and any other branch;
3. any of its professional advisers and other persons providing services to it;
4. any person permitted by the Borrower;
5. any financial institution with which the Borrower has or proposes to have dealings to enable credit checks to be conducted on the Borrower;
6. any person to whom, and to the extent that, information is required to be disclosed by any applicable law or regulation or any order of any court or regulatory authority; and
7. any other person:
i. to (or through) whom that the Lender assigns or transfers (or may potentially assign or transfer) all or any of its rights and obligations under this Facility Letter;

        ii.

with (or through) whom that the Lender enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, this Facility Letter or the Borrower; or

iii. to whom that the Lender is going to securitize (or similar transaction of broadly equivalent economic effect) its rights or obligations under this Facility Letter;
any information about the Facility (including but not limited to the following) without the prior written consent of the Borrower:
– a copy of this Facility Letter and any amendment and/or supplement to this Facility Letter; and
– information of the Borrower, including a copy of the Borrower’s annual audited financial statements for each of its financial years.
Connected Parties:	Section 83 of the Banking Ordinance has imposed on the Lender as a bank certain limitations on advances to persons related to our directors or employees and the granting of the Facility is therefore subject to any limitations imposed by the Banking Ordinance. Upon acknowledging and accepting this Facility Letter, the Borrower shall advise the Lender whether the Borrower is in any way related to any of the Lender’s directors or employees within the meaning of Section 83 of the Banking Ordinance and in the absence of such advice the Lender shall be entitled to assume that the Borrower is not so related. In the event that the Borrower becomes so related subsequent to acknowledging and accepting this Facility Letter, the Borrower shall advise the Lender in writingimmediately and the Lender may take any appropriate steps, including but not limited to termination of the Facility or reduction of the maximum Facility limit, so as to comply with the Banking Ordinance and any other applicable legislation.

Governing Law:	The Facility shall be governed by the Laws of Macau SAR. The Borrower hereby irrevocably submits to the non-exclusive jurisdiction of the courts of Macau SAR or arbitration (as decided solely by the Lender) as regards any claims or matter arising hereunder.

Please signify your acceptance of this offer by signing and returning one copy of this Facility Letter to us on or before 2011/06/30 together with documents listed in the Conditions Precedent clause. If we have not received your acceptance by that date, this offer will automatically lapse.

If you have any queries, please contact our Chen Wen Chi at (853) 87993805. We are pleased to be of service to you.

Chinese translations are for reference only. The English version should be regarded as final.

Yours faithfully,

For and on behalf of Wing Lung Bank Limited Macau Branch

Guo Zhihang Patrick Wong Authorized Signature(s)

We hereby confirm our acceptance of the Facility granted upon and subject to the above terms and conditions and agree to be bound by all the terms and conditions of this Facility Letter.

LIYOU LEO LI For and on behalf of	2011/6/23 Date